

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 3, 2010

via U.S. mail and facsimile

Kevin Donovan, Chief Executive Officer
Electronic Game Card
5405 Alton Parkway, Suite A-353
Irvine, CA 92604

      Re: Item 4.02 Form 8-K
      Filed: February 19 and 22, 2010
      File No. 0-25843

Dear Mr. Donovan:

      We have completed our review of your Item 4.02 Form 8-K and related filings and have no further comments at this time.

                    Sincerely,

                    John Hartz
                    Senior Assistant Chief Accountant